                                                       REGISTRATION NO. 33-88388

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                              AMENDMENT NO. 3
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                        VENTURA COUNTY NATIONAL BANCORP
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 CALIFORNIA                                      77-0038387
       (STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
       INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NO.)

                              500 ESPLANADE DRIVE
                            OXNARD, CALIFORNIA 93030
                                 (805) 981-2600
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                RICHARD S. CUPP
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER

                        VENTURA COUNTY NATIONAL BANCORP
                              500 ESPLANADE DRIVE
                            OXNARD, CALIFORNIA 93030
                                 (805) 981-2600
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ----------------

                                   COPIES TO:

           WILLIAM T. QUICKSILVER                           OMER S. J. WILLIAMS
          MANATT, PHELPS & PHILLIPS                       THACHER PROFFITT & WOOD
         11355 W. OLYMPIC BOULEVARD                        TWO WORLD TRADE CENTER
            LOS ANGELES, CA 90064                         NEW YORK, NEW YORK 10048

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the Registration Statement becomes effective.

  If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

  If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [_]

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The expenses to be paid by the Registrant in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, are as follows (all amounts are estimated except the SEC, Nasdaq and NASD filing fees):

      SEC filing fee............................................... $  3,017.24
      Nasdaq listing fees..........................................   18,500.00
      NASD filing fee..............................................    1,375.00
      Printing and engraving fees..................................   75,000.00
      Accounting fees and expenses.................................   50,000.00
      Legal fees and expenses......................................  200,000.00
      Blue sky fees and expenses...................................   30,000.00
      Transfer agent and registrar's fees and expenses.............   10,000.00
      Subscription agent fees and expenses.........................    9,500.00
      Information agent fees and expenses..........................    5,000.00
      Miscellaneous................................................   50,000.00
                                                                    -----------
          Total.................................................... $457,392.24
                                                                    ===========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

  Article Five of the Registrant's Articles of Incorporation, as amended, provides that the liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. Article Six of the Registrant's Articles of Incorporation provide that the corporation is authorized to provide for the indemnification of agents (as defined in Section 317 of the California General Corporation Law) in excess of that expressly permitted by such Section 317, subject to the limitations set forth in Section 204 of the California Corporations Code, for breach of duty to the corporation and its stockholders through bylaw provisions or through arguments, or both.

  Article VI of the Registrant's amended Bylaws provide as follows:

                                   ARTICLE VI

                                INDEMNIFICATION

  Section 1. Definitions. For the purposes of this Article, "agent", includes any person who is or was a Director, officer, employee, or other agent of the corporation, or is or was serving at the request of the corporation as a Director, officer, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, or was a Director, officer, employee, or agent of a foreign or domestic corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation; "proceeding" includes any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative; and "expenses" includes without limitation attorneys' fees and any expenses of establishing a right to indemnification pursuant to law.

  Section 2. Extent of Indemnification. The corporation shall, to the maximum extent permitted by the General Corporations Law of California, advance expenses to and indemnify each of its agents against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact any such person is or was an agent of the corporation.

  Section 3. Insurance. The corporation shall have power to purchase and maintain insurance on behalf of any agent of the corporation against any liability asserted against or incurred by the agent in such capacity of arising out of the agent's status as such whether or not the corporation would have the power to indemnify the agent against such liability under the provisions of this Article.

ITEM 16. EXHIBITS

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
 1.1     -- Form of Agency Agreement+
 3.1     -- Articles of Incorporation, as amended (1)
 3.2     -- Bylaws, as amended (1)
 4.1     -- Subscription Rights Certificate
 5       -- Opinion of Manatt, Phelps & Phillips+
 8       -- Tax opinion of Manatt, Phelps & Phillips
 10.1    -- 1991 Incentive Stock Option Plan (2)
 10.2    -- Incentive Stock Option Plan (3)
 10.3    -- Incentive Stock Option Plan of Conejo (former subsidiary of
            Ventura) (4)
 10.4    -- Non-Qualified Stock Option Plan of Conejo (former subsidiary of
            Ventura) (5)
 10.5    -- 401(k)/Employee Stock Ownership Plan (6)
 10.6    -- Deposit Insurance Transfer and Asset Purchase Agreement among
            Resolution Trust Corporation Receiver of Westco Savings Bank, F.S.B.
            and Frontier Bank, N.A., (7)
 10.7    -- Salary Continuation Agreement for Cupp (1)
 10.8    -- Employment Agreement for Kellogg.
 10.9    -- Employment Agreement for Raggio.
 10.10   -- Employment Agreement for Lagomarsino
 11      -- Computation of Per Share Earnings (1)
 23.1    -- Consent of Deloitte & Touche LLP
 23.2    -- Consent of Manatt, Phelps & Phillips (included within Exhibits 5 and 8)+
 24      -- Power of Attorney (See page II-5)
 27      -- Financial Data Schedule
 99.1    -- Instructions as to Use of Subscription Right Certificates
 99.2    -- Form of Letter to Shareholders
 99.3    -- Form of Letter to Shareholders With Addresses Outside the United
            States and Canada or APO or FPO Address
 99.4    -- Form of Letter to Nominee Holders
 99.5    -- Form of Certificate and Request for Additional Rights
 99.6    -- Form of Nominee Holder Oversubscription Certification
 99.7    -- Form of Letter from Nominee Holders to Beneficial Owners
 99.8    -- Form of Notice of Guaranteed Delivery
 99.9    -- DTC Participant Oversubscription Exercise Form
 99.10   -- Form of Standby Purchase Agreement
 99.11   -- Form of Information Agent Agreement
 99.12   -- Form of Subscription Agent Agreement
 99.13   -- Form of Cover Letter to Standby Purchaser
 99.14   -- Question and Answer Format Additional Soliciting Materials
 99.15   -- Form of Escrow Agreement+
 99.16   -- Form of Cover Letter to Standby Purchaser

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 +  To be filed by amendment.
(1) This exhibit is filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference.
(2) This exhibit is filed as an Exhibit to the Registrant's S-8 Registration Statement File No. 33-9207 and incorporated herein by reference.
(3) This exhibit is filed as Exhibit 10.6 to Registrant's Statement File No. 33-9207 and incorporated herein by reference.
(4) This exhibit is filed as Exhibit 10.1 to Registrant's Registration Statement File No. 33-28780 and incorporated herein by reference.
(5) This exhibit is filed as Exhibit 10.2 to Registrant's Registration Statement File No. 33-28780 and incorporated herein by reference.
(6) This exhibit is filed as Exhibit 10.5 to Registrant's Registration Statement File No. 33-28780 and incorporated herein by reference.
(7) This exhibit is filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990 and incorporated herein by reference.


                                     II-2
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ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes as follows:

  A. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  B. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933:

  C. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most post-effective amendment thereof) which, individually or in the aggregate, present a fundamental change in the information set forth in the registration statement;

  D. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  Provided, however, that paragraphs 1(i) and 1(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act that are incorporated by reference to the registration statement.

  E. That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  F. To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  G. That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of the registration statement as of the time it was declared effective.

  H. That, for the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against the public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

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

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Oxnard, State of California, on May 5, 1995.

                                          VENTURA COUNTY NATIONAL BANCORP

                                          By:     Richard S. Cupp
                                            ___________________________________

                                                  Richard S. Cupp

                                              President and Chief Executive
                                                      Officer

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

               SIGNATURE                             TITLE                    DATE
               ---------                             -----                    ----

                   *                     Director                         May 5, 1995
________________________________________
             Michael Antin

                   *                     Director                         May 5, 1995
________________________________________
            Ralph R. Bennett

            Richard S. Cupp              Director, President and          May 5, 1995
________________________________________  Chief Executive Officer
            Richard S. Cupp               (Principal Executive
                                          Officer)

                  *                     Director                         May 5, 1995
________________________________________
             James M. Davis

________________________________________ Director                         May  , 1995
           Bart M. Hackley, Jr.

                   *                     Director                         May 5, 1995
________________________________________
              W.E. Hartman

                   *                     Director                         May 5, 1995
________________________________________
            James B. Hussey

                   *                     Director                         May 5, 1995
________________________________________
   Richard A. Lagomarsino

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

               SIGNATURE                             TITLE                    DATE
               ---------                             -----                    ----
                                         Director                         May   , 1995
________________________________________
   Zella A. Rushing
                   *                     Director                         May 5, 1995
________________________________________
            Raymond E. Swift
           Simone Lagomarsino            Senior Vice President and        May 5, 1995
________________________________________  Chief Financial Officer
           Simone Lagomarsino             (Principal Accounting
                                          Officer)

*By    Richard S. Cupp
___________________________________
        Richard S. Cupp
       Attorney in Fact

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